[redacted]

08000416

082-35116

SUPPL

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

January 17, 2008

SEC Mail
Mail Processing
Section

JAN 17 2008

Washington, DC
160

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translation of an Immediate Report on the Outcome of General Meeting, dated January 17, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosure

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

1/29

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

17 January 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Outcome of General Meeting

Regulation 36D of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. At the Special General Meeting held on 17 January 2008 the following resolutions were approved:

Resolutions attached.

Note: If the General Meeting approved a resolution where the legally required majority is not an ordinary majority, the following details will be included in the report: Total number of shares participating in the vote, number of shares voting in favor of and against the resolution, and the percentages that these constitute out of the total number of shares included in the quorum for the purposes of the vote, while differentiating between the controlling shareholders or those voting on their behalf and the non-controlling shareholders or those voting on their behalf. In addition, any other differentiation between shareholders as is required for the purposes of approving the resolution will be noted.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Bank Leumi le-Israel B.M.
Annex to Immediate Report dated 17.1.2008
Resolutions Approved at the Special General Meeting held on 17.1.2008

Item 1: Approval of the Purchase of a New Directors' and other Officers' Liability Insurance Policy (D&O)

Resolved: To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of one year commencing 1 July 2007, with cover of U.S.$ 207.5 million at a premium of some U.S.$ 1,268 thousand.

Item 2: Change of the Terms of Employment of the Chairman of the Board of Directors

Resolved: To approve a change to the terms of employment of the Chairman of the Board of Directors, Mr. Eitan Raff, such that instead of the entitlement of the Chairman of the Board to a provision equal to 2.5% of his gross monthly salary for loss of earning ability insurance, these amounts will be provided as an addition to the Bank's provision to the pension fund of the Chairman of the Board. The change will take effect as from the date on which the Chairman of the Board reached the age of 65.

Item 3: Election of Professor Israel Gilead as an External Director for an Additional Period of Three Years

Resolved: To reelect Professor Israel Gilead as an External Director pursuant to sections 239 and 245 of the Companies Law, 1999 for an additional three years, commencing 1 February 2008.
For details of the vote, see below.

Item 4: Director's Fees

Resolved: To approve an increase in attendance fees for both regular and other meetings paid to all the Directors of the Bank (excluding the Chairman), including External Directors, to an amount of NIS 2,300 per meeting, commencing 1 February 2008, with the dates of payment and linkage provisions being based on the Companies (Rules regarding External Directors' Compensation and Expenses) Regulations, 2000.

Item 5: Approval of the Distribution of a Dividend in respect of the first 9 months of 2007

Resolved: To approve the distribution of a dividend in respect of the first nine months of 2007 ending 30 September 2007, of 100.0% of the paid-up capital (NIS 1.0 for every NIS 1.0 par value of ordinary stock), constituting some 49.8% of the net profit for the nine months ending 30 September 2007, to be paid on 5 February 2008.

Details of the Voting regarding Item 3

The majority required to approve the resolution in respect of item 3 shall include at least one third of the total votes of stockholders who are not controlling shareholders of the Bank or acting on their behalf, taking part in the vote (in calculating the total votes of such stockholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above stockholders will not exceed 1% of the total rights in the Bank.

	No. of Shares	Percentage
Total shares participating in the vote -	700,536,281	100.0
Number of shares voting in favor of the proposal:		
Shares Committee on behalf of the State of Israel (controlling shareholder) -	279,761,404	39.9
Other shareholders -	368,407,728	52.6
Total in favor of the proposal -	648,169,132	92.5
Total shares that voted against the proposal (controlling shareholders did not vote against the proposal) -	52,367,149	7.5

Total shares that participated in the vote, excluding the State:	420,774,877	100.0
Total shares that voted in favor of the proposal (excluding the State):	368,407,728	87.5
One third of the participants in the vote, excluding the State, as required by section 239 of the Companies Law:	140,258,292	

END